# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMERICAN COASTAL INSURANCE Corp, CIK 0001401521
CUSIP: 910710102
Title of class of securities: Common Stock, $.0001 par value
Address of issuer's principal executive offices: 570 CARILLON PARKWAY, SUITE 100, SAINT PETERSBURG, Florida (FL), 33716
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001703923

## Reporting persons
- Peed Leah Anneberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,941,674; sole dispositive power 2,941,674; shared dispositive power 0; aggregate amount beneficially owned 2,941,674 (6% of the class)

## Item 1. Issuer
Name of issuer: AMERICAN COASTAL INSURANCE Corp
Address of issuer's principal executive offices: 570 CARILLON PARKWAY, SUITE 100, SAINT PETERSBURG, FLORIDA, 33716

## Item 2. Person Filing
Name of person filing: This filing is being made on behalf of Leah Anneberg Peed.
Address of principal business office or, if none, residence:
570 Carillon Parkway, Suite 100
St. Petersburg, FL 33716
Citizenship: Ms. Peed is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Ms. Peed beneficially owns 2,941,674 shares of common stock of the Issuer.
Percent of class: 6.0%
Sole power to vote or to direct the vote: Ms. Peed has sole power to vote or direct the vote of 0 shares.
Shared power to vote or to direct the vote: Pursuant to a voting proxy dated August 2016, Ms. Peed granted a proxy to vote her 2,941,674 Shares to R. Daniel Peed.
Sole power to dispose or to direct the disposition: Ms. Peed has sole power to dispose or direct the disposition of 2,941,674 shares.
Shared power to dispose or to direct the disposition: Ms. Peed has shared power to dispose or to direct the disposition of 0 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Peed Leah Anneberg: Leah Anneberg Peed, Leah Anneberg Peed (08/08/2025)